FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October, 2005

TRANSALTA CORPORATION

(Translation of registrant’s name into English)

110-12th Avenue S.W., Box 1900, Station “M”, Calgary, Alberta, T2P 2M1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F____

Form 40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

_____

No

X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

I

The documents listed below in this Section and filed as Exhibits 13.1 to 13.3 to this form 6-K are hereby filed with the Securities and Exchange Commission for the purpose of being and hereby are incorporated by reference into the following registration statements filed by TransAlta Corporation under the Securities Act of 1933, as amended:

Form

Registration No.

S-8

333-72454

S-8

333-101470

F-10

333-87762

13.1	Consolidated comparative interim unaudited financial statements of the registrant for the nine month period ended September 30, 2005.
13.2	Management’s Discussion and Analysis of Financial condition and Results of Operations of the registrant as at and for the period ended September 30, 2005.
13.3	U.S. GAAP reconciliation of the consolidated comparative interim unaudited financial statements of the registrant contained in the registrant’s third quarter 2005 Quarterly Report to Shareholders.

II

The document listed below in this Section is furnished, not filed as Exhibit 99.1.  The Exhibit is being furnished, not filed, and will not be incorporated by reference into any registration statement filed by TransAlta Corporation under the Securities Act of 1933, as amended.

99.1	Press release dated October 20, 2005.

EXHIBIT INDEX

13.1	Consolidated comparative interim unaudited financial statements of the registrant for the nine month period ended September 30, 2005.
13.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations of the registrant as at and for the period ended September 30, 2005.
13.3	U.S. GAAP reconciliation of the consolidated comparative interim unaudited financial statements of the registrant contained in the registrant’s third quarter 2005 Quarterly Report to Shareholder.
31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification of Chief Executive Officer regarding Periodic Report Containing Financial Statements.
32.2	Certification of Chief Financial Officer regarding Periodic Report Containing Financial Statements.
99.1	Press release dated October 20, 2005.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TransAlta Corporation

By:   /s/  Ian Bourne

Ian Bourne

Executive Vice President and Chief Financial Officer

Date: October 20, 2005